CORPORATE LAW SOLUTIONS

907 SANDCASTLE DRIVE

CORONA DEL MAR, CALIFORNIA 92625

949.760.0107

November 20, 2019

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRIX REIT, Inc.

Post Qualification Amendment on Form 1-A

Filed October 31, 2019

File No. 024-10767

Dear. Mr. Regan and Ms. Lippman:

This letter sets forth the response of BRIX REIT, Inc. (“BRIX REIT”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2019 (the “Comment Letter”) regarding the above-referenced Post Qualification Amendment on Form 1-A (the “Post Qualification Amendment”). For the convenience of the Staff, the Staff’s comment is restated below in italics prior to the response to such comment.

Post Qualification Amendment on Form 1-A

General

1.	We note the following disclosure: that you continue to evaluate your management options, which could include entering into an advisory agreement with a subsidiary of RW Holdings NNN REIT, Inc. (“NNN REIT”), a real estate investment trust that is currently advised by a wholly owned subsidiary of your former sponsor, BrixInvest, LLC, to conduct your operations, manage your portfolio of real estate properties and real estate-related assets and provide asset-management and other services to you; that NNN REIT and certain other parties, including BrixInvest, LLC, are parties to a contribution agreement dated as of September 19, 2019 pursuant to which NNN REIT will acquire substantially all of the assets of your former sponsor and will become self-managed; your disclosure that three of your directors, including Raymond Wirta, the Chairman of your Board, and Aaron Halfacre, the Chief Executive Officer of your former sponsor, serve on the board of directors of NNN REIT; and Rich Uncles NNN Operating Partnership, LP, the operating partnership of NNN REIT (“NNN OP”), has acquired the software and related assets of your former sponsor in order for NNN OP to develop and operate the Online Platform, and you have entered into a website hosting services agreement with NNN OP pursuant to which NNN OP will host the Online Platform for your benefit. Please tell us the identity of each of the parties, including each subsidiary of BrixInvest, LLC and NNN REIT referenced in this disclosure. Describe the relationships among each of the entities, including without limitation, how and by whom they are owned, managed and controlled, including general partner and managing member arrangements. Describe the terms of any advisory or other contractual arrangements among each of these entities. Clarify if BrixInvest, LLC is acting as a promoter or compensated solicitor for any of these entities. Clearly describe any relationship between each of these entities in any capacity and you. We may have further comments.

Response: In response to the Staff’s comment, BRIX REIT respectfully advises the Staff that it terminated its advisory agreement with BrixInvest, LLC (“BrixInvest” and the advisory agreement, the “BRIX REIT Advisory Agreement”) effective October 28, 2019 to terminate its relationship with BrixInvest. Termination of the BRIX REIT Advisory Agreement allows BRIX REIT to conduct its business and offer its securities without the involvement of, or payment of fees to, BrixInvest. BRIX REIT expects to recommence its offering of securities following review by the Financial Industry Regulatory Authority (“FINRA”) of the new plan of distribution disclosed in the Post Qualification Amendment, pursuant to which shares of its common stock will be sold through a registered broker-dealer, and qualification of the Post Qualification Amendment by the Staff.

As further described below, BRIX REIT employs three individuals to conduct its day-to-day business and activities, which are currently limited to evaluating potential property investments and managing current investments. Due to the current suspension of its offering, BRIX REIT has no currently pending or anticipated plans to acquire new real estate investments. BRIX REIT expects that its current personnel and resources will not be sufficient to enable it to successfully grow its business once offering proceeds are accumulated in 2020 and become available for future investments. During the first quarter of 2020, BRIX REIT expects that it will again externalize its management functions, which may include entering into an advisory agreement with a subsidiary of NNN REIT. To ensure that BrixInvest is not involved in, and does not receive fees from, its securities offering, BRIX REIT would not enter into any advisory agreement with a subsidiary of NNN REIT until NNN REIT has completed the Self-Management Transaction (as defined below). Based on the above and the relationships described below, BrixInvest is no longer a promoter or compensated solicitor with respect to BRIX REIT or any of its subsidiaries following termination of the BRIX REIT Advisory Agreement and, following completion of the Self-Management Transaction, BrixInvest will also no longer be a promoter or compensated solicitor with respect to NNN REIT or any of its subsidiaries.

As requested by the Staff, the following summarizes all relationships among BRIX REIT, NNN REIT, NNN OP, BrixInvest and other affiliated entities as well as the terms of any advisory or other contractual arrangements among each of these entities.

•	BRIX REIT

o	Management. Commencing October 28, 2019, BRIX REIT is currently internally managed, meaning that all of its management and operational functions are performed by its own employees. BRIX REIT currently only holds interest in six properties, comprising four commingled investments managed by an outside party and two net-lease investments whereby the tenant is responsible for all property activity. Given the size and nature of the current portfolio, BRIX REIT’s employees are primarily tasked with only a handful of responsibilities to include real estate oversight, digital marketing and inbound client service. BRIX REIT currently employs three individuals: William Broms, who serves as its Chief Executive Officer, President and Treasurer; Matthew Bodkin, who serves as its Marketing Communications Manager and Secretary; and Kevin Tyrrell, who serves as its Investor Relations staff. Messrs. Broms and Bodkin are former employees of BrixInvest, but ceased their employment with BrixInvest effective October 28, 2019. Mr. Broms manages BRIX REIT’s real estate portfolio, evaluates potential acquisitions, handles payments and banking activities and is working with the BRIX REIT board of directors to develop a business plan for 2020. Mr. Bodkin, in his role, is primarily responsible for developing digital marketing campaigns and communications with BRIX REIT’s stockholders and working with third-party vendors to develop and improve BRIX REIT’s website. Mr. Tyrell answers stockholder inquiries. BRIX REIT is solely responsible for paying all costs and expenses related to its business and operations, including compensation to its employees and all other fees and expenses.

Prior to October 28, 2019, BRIX REIT was externally managed and advised by Brix Student Housing Operator, LLC (the “BRIX Advisor”), a subsidiary of BrixInvest, pursuant to the BRIX REIT Advisory Agreement, which was entered into as of November 17, 2017, by and among BRIX REIT, the BRIX Advisor and BrixInvest. BrixInvest is the sole member of the BRIX Advisor. Pursuant to the BRIX REIT Advisory Agreement, the BRIX Advisor managed BRIX REIT’s day-to-day operations, its portfolio of real estate properties and real estate-related assets and provided asset-management and other services to BRIX REIT and its subsidiaries.

All employees and resources used by the BRIX Advisor to perform services pursuant to the BRIX REIT Advisory Agreement were provided by BrixInvest. BRIX REIT compensated the BRIX Advisor for providing these services, which included the payment of agreed-upon acquisition fees, asset management fees, financing coordination fees and, if applicable, disposition fees and an annual subordinated participation fee. In addition, pursuant to the BRIX REIT Advisory Agreement, BRIX REIT reimbursed BrixInvest for all of the costs incurred by it or the BRIX Advisor in connection with BRIX REIT’s organization and securities offering, subject to a limit of 3% of gross offering proceeds.

Effective October 28, 2019, BRIX REIT terminated the BRIX REIT Advisory Agreement pursuant to the Termination of Advisory Agreement entered into as of October 28, 2019 by and among BRIX REIT, the BRIX Advisor and BrixInvest (the “Termination Agreement”). Following this date, neither BrixInvest, the BRIX Advisor nor anyone acting on their behalf will provide any services or personnel to BRIX REIT. At the time of the termination, BRIX REIT owed the BRIX Advisor $239,472 for the payment of asset management fees that had been deferred during 2018 and 2019 to support BRIX REIT’s monthly distributions during the start-up of its operations and $17,686 for reimbursement of BRIX REIT’s investor relations personnel costs for the month of October 2019. Pursuant to the Termination Agreement, the $17,686 reimbursement for personnel costs has been paid. The BrixInvest receivable for deferred asset management fees will be contributed to NNN REIT in connection with the Self-Management Transaction described below. BRIX REIT has no other continuing obligations to compensate or reimburse BrixInvest, the BRIX Advisor or anyone acting on their behalf for any fees, expenses or other amounts.

o	Board of Directors. BRIX REIT is governed by a board of directors, which provides oversight of BRIX REIT’s management and operations. The members of BRIX REIT’s board of directors are Jeffrey Cyr, Aaron Halfacre, Caroline Harkins, Jeffrey Randolph and Raymond Wirta (who serves as Chairman of the Board). The independent directors of BRIX REIT -- Messrs. Cyr, Harkins and Randolph -- are compensated, on a per meeting basis and in the form of BRIX REIT common stock, for attending meetings of BRIX REIT’s board of directors or its board committees. Messrs. Halfacre and Wirta do not receive any compensation for their service on BRIX REIT’s board of directors.

Mr. Halfacre is also the Chief Executive Officer and a member of the board of managers of BrixInvest; Chief Executive Officer, President and a member of the board of trust managers of Rich Uncles Real Estate Investment Trust I (“REIT I”), a real estate investment trust currently advised by BrixInvest; and Chief Executive Officer, President and a member of the board of directors of NNN REIT which is currently advised by a subsidiary of BrixInvest. Mr. Halfacre also currently owns approximately 3% of the outstanding membership interests of BrixInvest. Until October 28, 2019, Mr. Halfacre also served as President and Chief Executive Officer of BRIX REIT. Effective October 28, 2019, Mr. Halfacre no longer has any day-to-day operational or management responsibility for BRIX REIT; his only responsibility to BRIX REIT is as a member of its board of directors.

Mr. Wirta is a founder of BrixInvest, serving as Chairman of its board of managers. Mr. Wirta also serves as Chairman of the Board of each of BRIX REIT, REIT I and NNN REIT. Mr. Wirta also currently owns approximately 32% of the outstanding membership interests of BrixInvest. Mr. Wirta’s only responsibility to BRIX REIT is as a member of its board of directors.

Mr. Randolph also serves as an independent director of NNN REIT. He does not have any position or other interest in BrixInvest.

Mr. Halfacre and Mr. Wirta have each agreed that: (i) they are not serving on the board of directors of BRIX REIT as representatives of BrixInvest; (ii) they will maintain the confidentiality of all information regarding BRIX REIT that is entrusted to or obtained by them in their capacity as directors of BRIX REIT; and (iii) they will recuse themselves from any consideration of matters by the board of directors of BRIX REIT related to the prior relationship with BrixInvest and its subsidiaries or that might otherwise affect BrixInvest or its subsidiaries (which is not anticipated in light of the Termination Agreement).

o	Stockholders. BRIX REIT has approximately 5,800 stockholders. BRIX REIT’s directors and executive officers collectively own 14,315 shares, or less than 1%, of BRIX REIT common stock.

o	Website Hosting Agreement. On October 28, 2019, BRIX REIT entered into a website hosting agreement with NNN OP, the operating partnership of NNN REIT, pursuant to which NNN OP will host www.brix-reit.com, the online investment platform utilized for the offering of shares of BRIX REIT common stock (the “Online Platform”), for the benefit of BRIX REIT. In connection with these hosting services, BRIX REIT will pay NNN OP service fees equal to the direct cost paid by NNN OP to third parties for services related to NNN OP’s hosting of the Online Platform, plus the then-current time and materials rates charged by NNN OP for the services of its personnel. None of these service fees are subsequently paid by NNN REIT to BrixInvest. The website hosting services agreement has a term of three years following its effective date and will automatically renew for successive one-year periods unless either party notifies the other of termination on or before 90 days prior to the end of the term, or unless the agreement is terminated earlier due to a material breach by either party of the agreement, either party becomes insolvent or NNN OP transfers or assigns all of its right, title and interest in the Online Platform to a third party that is not a direct or indirect subsidiary of NNN OP. NNN OP utilizes STRV, an independent third-party software design and engineering team, to maintain and improve the Online Platform. STRV will be invoicing BRIX REIT directly for work that extends beyond NNN OP’s web hosting agreement.

•	NNN REIT

o	Management. NNN REIT’s executive officers are: Aaron Halfacre, Chief Executive Officer and President; and Raymond Pacini, Executive Vice President, Chief Financial Officer, Secretary and Treasurer. These executive officers are not yet employees of NNN REIT. Rather, they are currently employed and compensated by BrixInvest until the completion of the Self-Management Transaction anticipated to close in late December 2019 or early January 2020, and they provide services to NNN REIT pursuant to the advisory agreement described below.

NNN REIT is currently externally advised, and its business and operations are currently externally managed, by Rich Uncles NNN REIT Operator, LLC (the “NNN REIT Advisor”), a subsidiary of BrixInvest, pursuant to a Second Amended and Restated Advisory Agreement, dated as of August 11, 2017, by and among NNN REIT, the NNN REIT Advisor and BrixInvest (as amended, the “NNN REIT Advisory Agreement”). BrixInvest is the sole member of the NNN REIT Advisor. Pursuant to the NNN REIT Advisory Agreement, the NNN REIT Advisor manages NNN REIT’s day-to-day operations, its portfolio of real estate properties and real estate-related assets and provides asset-management and other services to NNN REIT and its subsidiaries.

All employees and resources used by the NNN REIT Advisor to perform services pursuant to the NNN REIT Advisory Agreement are provided by BrixInvest. NNN REIT compensates the NNN REIT Advisor for providing these services, which includes the payment of agreed-upon acquisition fees, asset management fees, financing coordination fees, property management fees, leasing commissions and, if applicable, disposition fees, an annual subordinated participation fee and liquidation fee.

Prior to October 1, 2019, BrixInvest and its affiliates, including the NNN REIT Advisor, were also responsible for all organization and offering costs incurred in connection with NNN REIT’s organization and securities offerings. NNN REIT reimbursed them for all such organization and offering costs, subject to a limit of 3.0% of the gross offering proceeds from NNN REIT’s securities offerings. Effective October 1, 2019, pursuant to an amendment to the NNN REIT Advisory Agreement entered into between NNN REIT, BrixInvest and the NNN REIT Advisor, NNN REIT is now responsible for paying all organization and offering costs, and BrixInvest and the NNN REIT Advisor are no longer entitled to receive 3% of the offering proceeds received by NNN REIT as reimbursement for organization and offering costs previously paid by BrixInvest or the NNN REIT Advisor.

The only individuals employed directly by NNN REIT or its subsidiaries are four individuals who perform investor relations services for NNN REIT. All personnel costs related to their employment are considered organization and offering costs and, prior to October 1, 2019, these costs were reimbursed by BrixInvest, subject to NNN REIT’s separate agreement to pay up to 3% of all offering proceeds as reimbursement for organization and offering costs. Effective October 1, 2019, NNN REIT is no longer entitled to reimbursement for these personnel costs.

o	Board of Directors. NNN REIT is governed by a board of directors, which provides oversight of NNN REIT’s management and operations. The members of NNN REIT’s board of directors are Aaron Halfacre, Adam Markman, Curtis McWilliams, Thomas Nolan, Jr. Jeffrey Randolph and Raymond Wirta. The independent directors of NNN REIT -- Messrs. Markman, McWilliams, Nolan and Randolph -- are compensated for their service on NNN REIT’s board of directors and its board committees on a quarterly basis in the form of shares of NNN REIT’s Class C common stock. Messrs. Halfacre and Wirta do not receive any compensation for their service on NNN REIT’s board of directors.

o	Stockholders. NNN REIT has approximately 7,000 stockholders. NNN REIT’s directors and executive officers collectively own 122,359 shares, or less than 1.0%, of NNN REIT common stock.

o	Merger Agreement with REIT I. On September 19, 2019, NNN REIT entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among NNN REIT, its operating partnership NNN OP, Katana Merger Sub, L.P., a wholly owned subsidiary of NNN REIT (“Merger Sub”), and REIT I, which is also sponsored and advised by BrixInvest. Pursuant to the Merger Agreement, REIT I will merge with and into Merger Sub, with Merger Sub surviving as a direct, wholly owned subsidiary of NNN REIT (the “Merger”). Upon closing of the Merger, the separate existence of REIT I will cease and NNN REIT will own, through Merger Sub, the real estate portfolio of REIT I (comprising 10 retail properties, 4 office properties and 6 industrial properties). BrixInvest has agreed to waive the acquisition and disposition fees it would otherwise be entitled to pursuant to the NNN REIT Advisory Agreement and its separate advisory agreement with REIT I in connection with the Merger. The Merger is expected to close in late December 2019 or early January 2020.

o	Self-Management Transaction. Also on September 19, 2019, NNN REIT entered into a contribution agreement (the “Contribution Agreement”) by and among NNN REIT, its operating partnership NNN OP, BrixInvest and Daisho OP Holdings, LLC, a wholly owned subsidiary of BrixInvest (“Daisho”). BrixInvest is the sole member of Daisho, and Daisho is a newly formed subsidiary that was formed solely for purposes of facilitating the Self-Management Transaction. Pursuant to the Contribution Agreement, and as explained in more detail below, NNN REIT will acquire substantially all of the assets of BrixInvest, including its intellectual property and employees, terminate the NNN REIT Advisory Agreement and become self-managed (the “Self-Management Transaction”). The Self-Management Transaction is expected to close following the consummation of the Merger in late December 2019 or early January 2020.

While the board of directors of BRIX REIT is continuing to evaluate its management options, if the Self-Management Transaction is completed, BRIX REIT and NNN REIT may negotiate and enter into an advisory agreement pursuant to which a subsidiary of NNN REIT would serve as the advisor to BRIX REIT to conduct its operations, manage its portfolio of real estate properties and real estate-related assets and provide asset-management and other services to BRIX REIT and its subsidiaries. In this event, it is expected that all of the current employees of BRIX REIT would become employees of a subsidiary of NNN REIT and, in that capacity, continue to provide services to BRIX REIT in exchange for advisory and management fees to be negotiated and payable to NNN REIT.

o	Investment Platform IP Assignment Agreement. Effective October 28, 2019, BrixInvest and NNN OP entered into an IP Assignment Agreement pursuant to which BrixInvest has transferred and assigned to NNN OP all rights to the investment platform utilized for the development and hosting of the www.brix-reit.com website and to enable NNN OP to develop and maintain the Online Platform for and on behalf of BRIX REIT. The IP Assignment Agreement was entered into in anticipation of closing of the Self-Management Transaction and to facilitate recommencing BRIX REIT’s securities offering prior to completion of the Self-Management Transaction. All assignments of IP and other rights under the IP Assignment Agreement would revert to BrixInvest if the Self-Management Transaction does not close prior to March 31, 2020; however, this reversion is not expected since all conditions to closing the Self-Management Transaction have been satisfied (including approval by a majority of the members of BrixInvest) or are expected to be satisfied by late December 2019.

•	BrixInvest

o	Management. BrixInvest is a Delaware limited liability company that is managed by a board of managers. The board of managers has delegated day-to-day operational responsibilities to executive officers and other employees of BrixInvest. The members of BrixInvest’s board of managers are: Aaron Halfacre, Joe Hanauer, Gary Singer, Alex Vahabzadeh, John Wang and Raymond Wirta. BrixInvest’s executive officers are: Aaron Halfacre, Chief Executive Officer and President; and Raymond Pacini, Executive Vice President, Chief Financial Officer, Secretary and Treasurer. Except for Messrs. Halfacre and Wirta, the BrixInvest directors receive a quarterly cash retainer of $5,000 for their service. Messrs. Halfacre and Pacini are paid annual salaries of $275,000 and $250,000, respectively.

BrixInvest, through its subsidiaries, currently sponsors and advises NNN REIT and REIT I. Through the NNN REIT Advisory Agreement, employees of BrixInvest conduct NNN REIT’s day-to-day operations, manage its portfolio of real estate properties and real estate-related assets and provide asset-management and other services as further detailed above. Substantially similar advisory and management services are provided to REIT I by employees of BrixInvest pursuant to an advisory agreement BrixInvest has entered into with REIT I. As explained above, BrixInvest also previously provided substantially similar advisory and management services to BRIX REIT, until the BRIX REIT Advisory Agreement was terminated effective October 28, 2019.

BrixInvest has no other business or operations other than in connection with the advisory and management services currently provided to NNN REIT and REIT I as described above.

o	Ownership. BrixInvest is owned by its members in the form of membership interests received in exchange for capital contributions to BrixInvest. BrixInvest currently has 133 members. BrixInvest’s managers and executive officers collectively own approximately 40% of BrixInvest’s outstanding membership interests, with Messrs. Wirta and Halfacre together controlling approximately 35% of BrixInvest’s outstanding membership interests.

o	NNN REIT Self-Management Transaction. As described above, NNN REIT is in the process of completing a Self-Management Transaction, which is expected to be completed in late December 2019 or early January 2020. Prior to the closing of the Self-Management Transaction, (i) substantially all of BrixInvest’s assets and liabilities will be contributed to Daisho’s wholly-owned subsidiary, modiv, LLC (“modiv”), and (ii) BrixInvest will spin off Daisho to BrixInvest’s members (the “Spin-Off”). Daisho is the sole member of modiv, and modiv is a newly formed subsidiary that was formed solely for purposes of facilitating the Self-Management Transaction. Pursuant to the Self-Management Transaction, Daisho will contribute to NNN OP all of the membership interests in modiv in exchange for Class M limited partnership interests in NNN OP (the “Class M OP Units”). As a result of these transactions and the Self-Management Transaction, BrixInvest, through its subsidiary Daisho, will transfer all of its operating assets, including but not limited to (a) all personal property used in or necessary for the conduct of BrixInvest’s business, (b) all intellectual property (including the investment platform that utilizes the website www.brix-reit.com, and the IP Assignment Agreement described above will terminate), goodwill, licenses and sublicenses granted and obtained with respect thereto and certain domain names, (c) all continuing employees, and (d) certain other assets and liabilities, to modiv, and will distribute 100% of the ownership interests in Daisho to the members of BrixInvest in the Spin-Off.

Following completion of the Merger and Self-Management Transaction, the members of BrixInvest will own Class M OP Units in NNN OP, and modiv will become a wholly owned subsidiary of NNN OP that owns the assets and liabilities previously held by BrixInvest. The entity currently comprising BrixInvest will have no connection to NNN REIT or its subsidiaries; it will exist only as a shell entity that retains certain contingent liabilities and its equity will be held by the current members of BrixInvest.

In addition, Mr. Halfacre and Mr. Wirta, who currently control approximately 35% of the outstanding membership interests of BrixInvest, will hold less than 0.5% of NNN REIT immediately following completion of the Merger and Self-Management Transaction as well as 230,396 of the 657,949 Class M OP Units to be issued to BrixInvest’s members in connection with the Self-Management Transaction. Assuming full conversion of the Class M OP Units at the maximum possible conversion rates (which would require a four-year holding period), Mr. Wirta and Mr. Halfacre could own less than approximately 8% of NNN REIT on a fully diluted basis. Because this fully diluted ownership percentage is calculated assuming no additional share issuances by NNN REIT and NNN REIT expects to recommence its registered offering prior to the end of 2019, Messrs. Wirta’s and Halfacre’s actual ownership will be significantly less than this amount.

A graphical depiction of the organizational structure of NNN REIT following completion of the Merger and the Self-Management Transaction is attached hereto as Exhibit A.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with regard to any further questions or comments you may have.

Sincerely,

Corporate Law Solutions, PC

By	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.

cc:	William Broms, BRIX REIT, Inc.

Shelly Heyduk, O’Melveny & Myers LLP

Robert Plesnarski, O’Melveny & Myers LLP

Exhibit A

Post-Transaction Structure